February 27, 2025

Division of Corporation Finance

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Komul Chaudhry and Arthur Sandel – Structured Finance

Re:	Cleco Securitization II LLC
Cleco Power LLC
Registration Statement on Form SF-1
Filed December 17, 2024
File No.s 333-283875 and 333-283875-01

Dear Ms. Chaudhry and Mr. Sandel:

In connection with the proposed offering of the securities under the above-captioned Registration Statement on Form SF-1 (the “Registration Statement”), we wish to advise you that we, as representatives of the underwriters, hereby join the request of Cleco Power LLC and Cleco Securitization II LLC that the effective date of the Registration Statement be accelerated so that the same will become effective on March 3, 2025 at 9:00 a.m. E.T., or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of Preliminary Prospectus: January 27, 2025
(ii)	Anticipated dates of distribution: February 27, 2025 – March 5, 2025
(iii)	Number of preliminary prospectuses expected to be distributed to prospective underwriters, institutional investors, dealers and others: approximately 1500
(iv)
We have complied and will comply, and have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Pursuant to Rule 460 of the Securities Act of 1933, please be advised that there will be distributed to each underwriter, who is reasonably anticipated to participate in the distribution of the securities, as many copies of the proposed form of Preliminary Prospectus as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

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Very truly yours,

J.P. Morgan Securities LLC
SMBC Nikko Securities America, Inc.

J.P. MORGAN SECURITIES LLC

By:	/s/ Faika Farhana
Name:	Faika Farhana
Title:	Executive Director

SMBC NIKKO SECURITIES AMERICA, INC.

By:	/s/ Takashi Fueno
Name:	Takashi Fueno
Title:	Managing Director

On behalf of each of the Underwriters

Signature Page to Underwriters’ Acceleration Request